                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  14 June, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	14th June 2010

Allied Irish Banks, p.l.c.

ISSUANCE OF ORDINARY SHARES TO NATIONAL PENSIONS RESERVE FUND COMMISSION (NPRFC)

On 13th May 2010, Allied Irish Banks, p.l.c. ("AIB")
[NYSE: AIB]
announced that it had issued 198,089,847 Ordinary Shares (€0.32 par value each in the share capital of AIB
)
to the value of EUR280 million, to the National Pensions Reserve Fund Commission by way of a bonus issue. The number of shares is equal to the aggregate cash amount of the annual dividend of €280 million on the NPRFC's holding of 2009 Preference Shares divided by the average price per share in the 30 trading days prior to 13th May.

In connection with this bonus issue, by no later than mid-September 2010, AIB will make an application with associated documentation  to the Irish Stock Exchange and the UK Listing Authority for these new Ordinary Shares to be listed on the Official Lists and to be admitted to trading on their respective regulated markets for listed securities.

-ENDS-

For further information please contact:-

Rose O'Donovan	Catherine Burke
Group Investor Relations Manager	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6414191	Tel: +353-1-6413894
email: rose.m.o'donovan@aib.ie	email: catherine.e.burke@aib.ie

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  14 June, 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.